CONSOL ENERGY INC.

275 Technology Drive, Suite 101

Canonsburg, Pennsylvania 15317-9565

(724) 416-8300

November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy Levenberg

Daniel Morris

Re:	CONSOL Energy Inc.
Registration Statement on Form S-4
File No. 333-282453
Request for Effectiveness

Dear Messrs. Levenberg and Morris:

Reference is made to the Registration Statement on Form S-4 (File No. 333-282453) initially filed by CONSOL Energy Inc. (the “Registrant”) on October 1, 2024, as amended by Amendment No. 1 thereto filed on November 18, 2024 (the “Registration Statement”). Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on November 26, 2024 at 1:00 p.m., Eastern Standard Time, or as soon thereafter as practicable.

Please contact Hannah Thompson Frank of McGuireWoods LLP at (412) 667-7936 or HFrank@mcguirewoods.com with any questions you may have concerning this request, and please notify her when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature on following page]

Very truly yours,

CONSOL ENERGY INC.

By:	/s/ Matthew S. Tyree
Matthew S. Tyree
Interim General Counsel and Corporate Secretary

cc:	Hannah Thompson Frank, McGuireWoods LLP Jenna Levine, Wachtell, Lipton, Rosen & Katz